UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One) : [  ] Form 10-K   [  ] Form 20-F  [X] Form 11-K  [  ] Form 10-Q
[  ] Form N-SAR


      For Period Ended:  December 31, 1999             SEC FILE NUMBER
      [  ] Transition Report on Form 10-K                  1-15759
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K               CUSIP NUMBER
      [  ] Transition Report on Form 10-Q                   N/A
      [  ] Transition Report on Form N-SAR
      For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:     N/A


Part I - Registrant Information

Full Name of Registrant:       401(k) Savings and Investment Plan of
                               Cleco Corporation

Former Name if Applicable:     N/A

Address of Principal Executive Office (Street and Number):
  Cleco Corporation
  2030 Donahue Ferry Road
  Pineville, LA  71360-5226


Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a) The reasons described in reasonable detail in
          Part III of this form could not be eliminated without unreasonable effort or expense;
[X]   (b) The subject annual report, semi-annual report,
          transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or, portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c) The accountant's statement or other exhibit
          required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

   401(k) Savings and Investment Plan of Cleco Corporation was not able to obtain an independent accountant's report for the year ended December 31, 1999, prior to the June 28, 2000 filing due date. The third party trustee was not able to provide required information to Cleco Corporation personnel ("Plan Administrator") in a timely fashion. This delay caused a corresponding delay in the Plan Administrator providing information required by the Independent accountant. Accordingly, the preparation of audited financial statements for the Plan were not commenced until recently and it would have required unreasonable effort and expense to complete this work prior to the filing deadline. Please refer to the attached statement from the Plan's independent accountant required by Rule 12b-25(c).


Part IV - Other Information


  (1) Name and telephone number of person to contact in regard to this notification:

      Stacy Stubbs        318            484-7530
       (Name)         (Area Code)   (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
       12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                            [X]  Yes[  ]  No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [  ]  Yes[X]  No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


   401(k) Savings and Investment Plan of Cleco Corporation
         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     By:  Cleco Corporation
                                          as Plan Administrator

Dated:  June 28, 2000                By:  /s/ Catherine C.Powell


                                     Name/Title: Catherine C. Powell,
                                                 Sr. Vice President of Employee
                                                 and Corporate Services